Filed pursuant to Rule 253(g)(2)
File No. 024-11289

HESTIA INSIGHT INC.

400 S. 4th Street Suite 500

Las Vegas, NV 89101

(702) 793-4028

Supplement No. 1

to the Offering Circular

Qualified January 28, 2021

Dated: December 21, 2021

EXPLANATORY NOTE

This Offering Circular Supplement No. 1 (the “Supplement”) relates to the Offering Circular of Hestia Insight Inc. (the “Company”, “we”, “us”, or “our”), filed on August 6, 2020, as amended on November 30, 2020, December 31, 2020, and January 20, 2021, and as qualified by the Securities and Exchange Commission on January 28, 2021 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering up to 5,000,000 shares of its Common Stock at an offering price of $5.00 per Share on a “best efforts” basis. This Supplement should be read in conjunction with the Company’s Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular. Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meanings as set forth in the Offering Circular.

The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/1813603/000121390021003203/ea133636-1aa3_hestiainsight.htm

SUPPLEMENT TO OFFERING CIRCULAR DATED JANUARY 20, 2021

THIS SUPPLEMENT IS DATED DECEMBER 21, 2021

The purpose of this Supplement is to announce the change in the offering price per Share of our Common Stock throughout the Offering Circular, effective immediately. We have determined that the offering price for each Share of our Common Stock will be at an offering price of $3.25 per Share. The information in the Offering Circular, including, but not limited to, the first paragraph on the cover page of the Offering Circular, “Summary”, “The Offering”, “Use of Proceeds”, and “Dilution”, is qualified by reference to the new offering price of $3.25 per Share.